Kingtone Wirelessinfo Solution Holding Ltd

3rd Floor, Borough A, Block A. No.181

South Taibai Road, Xi’an, Shaanxi Province

People’s Republic of China 710065

Tel: (86) 29-88266368

November 30, 2016

Mr. Craig D. Wilson

Sr. Asst. Chief Accountant

Office of Information Technologies and Services

Securities and Exchange Commission

100 F Street, NE

Washington, D.C. 20549

Re:	Kingtone Wirelessinfo Solution Holding Ltd
Form 20-F
Filed January 20, 2016
File No. 001-34738

Dear Mr. Craig D. Wilson:

Kingtone Wirelessinfo Solution Holding Ltd, a company organized under the laws of the British Virgin Islands (the “Company”, “we” or “us”), is in receipt of the letter from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) dated October 25, 2016 (the “Comment Letter”) to Li Wu, Chief Financial Officer of the Company, with respect to the Company’s Form 20-F filed on January 20, 2016 (File No. 001-34738) (the “20-F”). We hereby file confidentially our response to the Comment Letter. The text of the Staff's comments is set forth in italics below, followed by the response of the Company. Capitalized terms contained in the Company’s responses not otherwise defined herein shall have the meaning ascribed to them in the 20-F.

November 30, 2016

Form 20-F for the Fiscal Year Ended September 30, 2015

ITEM 14. Material Modifications to the Rights of Security Holders and Use of Proceeds, page 87

1.	We note your response to prior comment 1 that you do not believe the loans to your affiliates are “personal loans” within the meaning of Section 13(k) of the Exchange Act. Please specify the business purposes of the loans. Specifically, discuss how the funds will be used and have been used by the affiliates; the terms of repayment and business purpose for such repayment terms; and why they were structured as interest free loans. Also, tell us the percentage of ownership by Mr. Tao Li of these affiliates during the term of the loans.

Response: The Company concluded that the loans are not “personal loans” as that term is used in Section 13(k) of the Exchange Act because they were entered into in furtherance of the Company’s business interests as illustrated below:

The proceeds of the loans to Xi’an Xinrong Engineering and Industry (Group) Co., Ltd (“Xinrong”), an information technology developer, were used to research and develop certain application for a police geographic detection system. Once the project is completed, this technology could be shared by Kingtone Information given we had provided Xinrong the funding support. Xinrong, who otherwise has no obligation to share the technology with us, will provide us necessary technology support in return. The terms for the loans are three years and five years but the parties both understand that if the project is completed earlier than expected, the loans could be repaid to us earlier. In addition, if we demand the early repayment, Xinrong should honor such a demand. The loans are interest free so that sufficient consideration is given to Xinrong to provide us with the technology support we need. Mr. Tao Li indirectly owns 74% of Xinrong but the other shareholder is not a shareholder of the Company.

The proceed of the loan made to Xi’an Tech Team Investment Holdings (Group) Co., Ltd. (the “Group Company”) was for the marketing expenses of the Group Company. The Group Company has reached out to more clients and it otherwise has no obligation to cross-sell to Kingtone Information its clients who may need Kingtone Information’s products. With the loan from us, the Group Company could refer their clients to Kingtone Information so that our market share may expand faster than we develop it from scratch. The terms of the loan is for five years but early repayment is permitted. Furthermore, if we demand the early repayment, the Group Company should honor such a demand. Mr. Tao Li owns 66% of the Group Company. The other shareholders of the Group Company are not shareholders of the Company.

Because those two borrowing companies have no obligations to provide technology support or introduce its clients to Kingtone Information, in order to induce such opportunities to Kingtone Information and thereby advance the business of Kingtone Information and overall value provided to the shareholders of the Company, the loans to those two entities are deemed for a legitimate business purpose.

Lastly, we plan to terminate our such related party loans once we identify any business opportunities that require additional funds, such as any right direction for product development, customer relations management (CRM) systems development, or the expansion of research and development center.

November 30, 2016

Notes to Consolidated Financial Statements

Note 3. Variable Interest Entities, page F-24

2.	We note your response to prior comment 2 that there are restrictions beyond the statutory reserves that could be imposed by the PRC government. Please provide your computation of restricted net assets of subsidiaries and tell us whether you believe the parent company schedule information is required under Rule 5-04 of Regulation S-X.

Response: As the prior comment we disclosed that there will be some restrictions beyond the statutory reserves, however, “Not all limitations on transferability of assets are considered to be restrictions for purposes of this test, which considers only specific third party restrictions on the ability of subsidiaries to transfer funds outside of the entity”, according to the definition of restricted net assets in Rule 4-08(e) (3) of Regulation S-X. While we laid out the possibility of limitations under the risk factors section of the 20-F, there were no specific restrictions as referred to in the definition of the net restricted net assets. For example, regarding the loan and dividend payment, we believe such approval process may take certain time but would not restrict the Company subsidiary’s or VIE’s ability to advance to, or dividend funds to the parent company because payments of current account items, including profit distributions, interest payments and expenditures from trade-related transactions do not trigger the approval from State Administration of Foreign Exchange (“SAFE”) but only requires procedural compliance for the records of SAFE. In terms of the payment of capital expenses such as the repayment of loans denominated in foreign currencies, approval from SAFE is required where RMB is to be converted into foreign currencies. However, the Company did not have such loans as of September 30, 2015 and the prior periods. Consequently, such limitations are merely potential risks arising in the event the Company enters into such type of loans. Even if the Company does enter into such type of loans, chances are the Company may ultimately receive such SAFE approval after a period of processing time. Regarding the withholding tax, we believe it not only may not affect the net amount of dividend available to the parent company but also would not limit the Company subsidiary’s or VIE’s ability to dividend funds to the parent company. Furthermore, the Company did not declare or plan to distribute dividend, so there was no such restriction either.

The restricted net assets of the Company only was the appropriated retained earnings, which was accumulated amount from the beginning of the company and accrued of 10% based on the net profit each year according the PRC corporate law. As of September 30, 2015, the appropriated retained earnings was accumulated as $1.6 million, the total consolidated net assets was $21 million, so the percentage of restrictions was 8% of the registrant’s consolidated net assets, which was less than 25%. Therefore, the Company decided the parent company schedule information is not required to be presented under Rule 5-04 of Regulation S-X.

***

We acknowledge that the Company is responsible for the adequacy and accuracy of the disclosure in the 20-F. We further acknowledge that Staff comments or changes to disclosure in response to Staff comments in the 20-F do not foreclose the Commission from taking any action with respect to the 20-F, and that the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Should you have any questions regarding our response to the Staff’s comments or wish to discuss this matter further, please do not hesitate to contact me at (86) 29-88266368.

Sincerely

/s/ Li Wu
Li Wu
Chief Financial Officer

cc:	Tina He, BDO China Shu Lun Pan CPAs LLP
Elizabeth F. Chen, Esq., Pryor Cashman LLP